Exhibit 99.2

SUPREME COURT OF THE STATE OF NEW YORK

COUNTY OF NEW YORK

x
	:	Index No. 653594/2018
:
IN RE RENREN, INC.	:	AMENDMENT TO STIPULATION OF SETTLEMENT
DERIVATIVE LITIGATION	:
	:	Hon. Andrew Borrok
:

x

AMENDMENT TO STIPULATION OF SETTLEMENT

This Amendment to the Stipulation of Settlement (this “Amendment”) is entered into as of the 27th day of May, 2022, between and among, by and through their respective counsel, the parties to the above-captioned action (the “Action”), namely: (i) plaintiffs Heng Ren Silk Road Investments LLC (“Heng Ren”), Oasis Investments II Master Fund Ltd. (“Oasis”), and Jodi Arama (“Arama”) (collectively, “Plaintiffs”), on behalf of themselves as well as derivatively in the right of and for the benefit of nominal defendant Renren, Inc. (“Renren” or the “Company”) and (ii) defendants Joseph Chen (“Chen”); David K. Chao (“Chao”); DCM III, L.P., DCM III-A, L.P., DCM Affiliates Fund III, L.P., and DCM Investment Management III, LLC (collectively, the “DCM Defendants”); Duff & Phelps, LLC (“Duff & Phelps”); Oak Pacific Investment (“OPI”); Social Finance, Inc. (“SoFi”); SoftBank Group Capital Limited (“SoftBank GCL”); SoftBank Group Corp. (“SoftBank Group”); SB Pan Pacific Corporation (“SoftBank PPC” and collectively with SoftBank GCL and SoftBank Group, the “SoftBank Defendants”); Renren SF Holdings, Inc. (“Renren SF”); and Renren Lianhe Holdings (“Renren Lianhe”) (collectively, “Defendants,” which term does not include Renren). Plaintiffs, Renren, and Defendants are referred to herein individually as a “Party” and collectively as the “Parties.” Capitalized terms used but not defined herein shall have the meanings given to such terms in the Stipulation of Settlement, dated October 7, 2021 and filed with the Court on the same date as NYSCEF No. 753 (the “Stipulation of Settlement”).

Pursuant to Paragraph 35 of the Stipulation of Settlement, the parties hereby agree to amend the Stipulation of Settlement as set forth below.

1.           The definition of “Final” in Paragraph 1.k is hereby amended and restated in its entirety as follows:

“Final” with respect to the judgment approving the Settlement or any other court order means: (i) if no appeal from an order or judgment is taken, the date on which the time for taking such an appeal expires, or (ii) if any appeal is taken, the date on which all direct appeals, including petitions for rehearing or re-argument, have been finally disposed of (whether through expiration of time to file any appeal, the denial of any request for review, affirmance on the merits, or otherwise) in a manner that does not result in any material alteration of the order or judgment. Notwithstanding the foregoing, the Court’s ruling or failure to rule on any application for attorneys’ fees or expenses or any modification of the Litigation Fees and Expenses Award shall not preclude any judgment approving from becoming Final. Nor shall any appeal regarding any Requested Renren Shareholder Release, as contemplated in paragraph 17 herein, preclude any other order or judgment from becoming Final.

2.           Paragraph 22 of the Stipulation of Settlement is hereby amended and restated in its entirety as follows:

Notwithstanding anything to the contrary herein, the Parties agree that any sales of SoFi shares to raise funds for purposes of funding the Settlement Account, including, but not limited to, those sales prior to the Parties’ entry into the Stipulation or its amendment, or approval of the Settlement, or at any other time, shall not be deemed to violate the Order (as defined in decretal paragraph PP above).  The Scheduling Order will provide that the Order will be suspended until the Court enters the Judgment or the Settlement is terminated, but only to the extent necessary for the OPI Payors to fulfill their obligations under this Stipulation, including the sale of SoFi shares to raise funds for purposes of funding the Settlement Account. The Judgment will provide that the Order shall, upon the Court’s approval of the Settlement and entry of the Judgment, be vacated, cease to exist and have no further effect, and the Judgment will direct that any remaining funds held in escrow pursuant to the Order shall be returned to OPI.  For the avoidance of doubt, the Order will cease to exist and have no further effect upon the Court’s approval of the Settlement, regardless of whether any appeals of the approval are taken and regardless of whether the Stipulation and Settlement become Final.

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3.           Paragraph 33 of the Stipulation of Settlement is hereby amended and restated in its entirety as follows:

If, following the distribution of the Net Settlement Amount pursuant to this Stipulation, any Net Settlement Amount funds remain (whether by reason of the inability to locate shareholders, uncashed checks, or otherwise), the Administrator shall make reasonable and diligent efforts to locate and provide appropriate pro rata recoveries to Renren Shareholders who are entitled to participate in the distribution of the Net Settlement Amount.  Thereafter, the Administrator shall retain in the Settlement Account any remaining funds for a period of ten (10) years unless otherwise directed by the Court to release funds sooner. Upon the expiration of the ten (10) year period or further order from the Court, the Administrator shall disburse, in an equitable and economic manner (except that supplemental distributions that result in payments of less than $5 will not be paid), any funds then remaining in the Settlement Account to Renren Shareholders who were entitled to participate in the distribution of the Net Settlement Amount.  Any portion of the Net Settlement Amount still not, by that point, distributed or re-distributed to Renren Shareholders shall be paid to Renren.

4.           Any and all “True Up” provisions will be modified as follows:

4.1           The definition of “Settlement Amount” in Paragraph 1.ee of the Stipulation of Settlement is hereby amended and restated to read in its entirety as follows:

“Settlement Amount” means, before any reductions for Settlement Fund Expenses, the greater of: (a) $300,000,000; or (b) the sum of (i) $38.3134 per ADS multiplied by the number of issued and outstanding ADS held by Renren Shareholders as of the Record Date and (ii) $0.8514 per Class A ordinary share multiplied by the total number of issued and outstanding Class A ordinary shares held by Renren Shareholders as of the Record Date. For the avoidance of doubt, Renren has at times issued, and may in the future issue, Class A ordinary shares to the Depositary as the record shareholder, for bulk issuance of its ADSs in connection with Renren’s employee share incentive plans. Notwithstanding anything to the contrary herein, such Class A ordinary shares shall not count toward the number of issued and outstanding shares for purposes of calculating the Settlement Amount or the True Up (as defined below), and shall not be entitled to any distribution from the Settlement Account, unless, as of the Record Date, holders of share options or restricted share units have become beneficial owners of the ADS represented by such shares upon exercise or vesting (but excluding for all purposes any share options or restricted share units held by, exercised by, or vested in Defendants or the D&O Releasees).

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4.2           The definition of “True Up” in Paragraph 1.jj of the Stipulation of Settlement is hereby amended and restated to read in its entirety as follows:

“True Up” means, as of the Record Date, the difference between: (a) the sum of (i) the number of issued and outstanding Renren ADSs (other than those held by Defendants and D&O Releasees) as of the Record Date when multiplied by $38.3134 and (ii) the number of issued and outstanding Renren Class A ordinary shares held by shareholders of record (other than Defendants and D&O Releasees and excluding all Renren Class A ordinary shares held by the Depositary as the record shareholder in connection with Renren’s ADS facility) as of the Record Date when multiplied by $0.8514, and (b) $300,000,000. For the avoidance of doubt, the OPI Payors shall be required to pay into the Settlement Account that difference only to the extent that the sum calculated pursuant to (a) above is greater than $300,000,000. In other words, the True Up = [(# of non-Defendant, non-D&O Releasee Renren-issued and outstanding ADS as of the Record Date) x $38.3134 + (# of non-Defendant, non-D&O Releasee Renren-issued and outstanding Class A shares of record as of the Record Date) x $0. $0.8514] - $300,000,000. Under no circumstance, however, shall the total Settlement Amount be less than $300,000,000. To the extent there is a True Up, the OPI Payors shall pay 100% thereof.

4.3           The reference to “June 30, 2021” in paragraph 9 shall be replaced with “December 31, 2021.”

5.             At the Settlement Hearing, the Parties shall jointly request that the Court enter a Judgment identical in all material respects (with the exception of the Requested Renren Shareholder Release, which Defendants may separately request as described in paragraph 17 of the Stipulation of Settlement) to the form attached hereto as Exhibit A. This form of Judgment hereby replaces the form of Judgment attached as Exhibit C to the Stipulation of Settlement.

6.             This Amendment may be executed and exchanged in one or more counterparts, and signatures may be exchanged by facsimile and electronic mail. The Amendment shall be effective upon the execution by undersigned counsel for each Party and the delivery of executed signature pages to all such counsel.

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7.             The Parties and their respective undersigned counsel will, in good faith, use commercially reasonable efforts to obtain all necessary approvals of the Court in support of this Amendment to the Stipulation of Settlement (including, but not limited to, using commercially reasonable efforts to resolve any objections raised to this Amendment); provided, however, that nothing in this Amendment shall impose an obligation on any Party to agree to any additional alterations or modifications of any terms of the Stipulation of Settlement beyond those set forth in this Amendment.

8.             Each counsel signing this Amendment represents and warrants that such counsel has been duly empowered and authorized to sign this Amendment on behalf of his or her clients.

9.             The Stipulation of Settlement is reaffirmed and restated in all respects except as modified in this Amendment. In the event the Court does not approve the Stipulation of Settlement as modified by the Amendment, nothing in this Amendment shall change or otherwise nullify Plaintiffs’ right to seek to enforce the terms of the Stipulation of Settlement, as it existed prior to this Amendment, in accordance with paragraph 48 of the Stipulation of Settlement, and, in that situation, Defendants reserve their right to oppose such an effort on Plaintiffs’ part.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed and delivered by their duly authorized attorneys dated as of May _, 2022.

[signature pages follow]

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REID COLLINS & TSAI LLP		GARDY & NOTIS, LLP

By:	/s/ William T. Reid, IV	By:	/s/ James S. Notis
William T. Reid, IV		James S. Notis
Marc Dworsky		Jennifer Sarnelli
Jeffrey E. Gross		126 East 56th Street, 8th Floor
330 West 58th Street, Ste. 403		New York, NY 10022
New York, NY 10019		Tel: 212-905-0509
Tel: 212-344-5200		jnotis@gardylaw.com
wreid@reidcollins.com		jsarnelli@gardylaw.com
mdworsky@reidcollins.com
jgross@reidcollins.com		GRANT & EISENHOFER P.A.

-and-		By:	/s/ Michael D. Bell
Michael D. Bell
Nathaniel J. Palmer		485 Lexington Avenue, 29th Floor
1301 S. Capital of Texas Hwy., Ste. C300		New York, NY 10017
Austin, TX 78746		Tel: 646-722-8500
Tel: 512-647-6100		jeisenhofer@gelaw.com
npalmer@reidcollins.com		mbell@gelaw.com

-and-		-and-

Michael Yoder		Christine M. Mackintosh
1601 Elm Street, Ste. 4250		123 Justison Street, 7th Floor
Dallas, TX 75201		Wilmington, DE 19801
Tel: 214-420-8900		Tel: 302-622-7000
myoder@reidcollins.com		cmackintosh@gelaw.com

GANFER SHORE LEEDS &
ZAUDERER LLP

By:	/s/ Mark C. Zauderer
Mark C. Zauderer
Jason T. Cohen
360 Lexington Avenue
New York, NY 10017
Tel: 212-412-9523
mzauderer@ganfershore.com
jcohen@ganfershore.com

Counsel for Plaintiffs Heng Ren Silk Road Investments LLC,
Oasis Investment II Master Fund LTD., and Jodi Arama

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PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP		WINSTON & STRAWN LLP

By:	/s/ Allan J. Arffa	By:	/s/ James P. Smith III
Allan J. Arffa		James P. Smith III
Gregory F. Laufer		Michelle D. Tuma
Jonathan H. Hurwitz		200 Park Avenue
Johan E. Tatoy		New York, NY 10166
1285 Avenue of the Americas		Tel.: 212-294-6700
New York, NY 10019		jpsmith@winston.com
Tel: 212-373-3000		mtuma@winston.com
aarffa@paulweiss.com
glaufer@paulweiss.com		-and-
jhurwitz@paulweiss.com
jtatoy@paulweiss.com		Stephen V. D’Amore
35 West Wacker Drive
-and-		Chicago, IL 60601-9703
Tel.: 312-558-5600
McDermott Will & Emery LLP		sdamore@winston.com

By:	/s/ Andrew B. Kratenstein	Counsel for Defendant Duff & Phelps, LLC
Andrew B. Kratenstein
M. Elias Berman
J. Greer Griffith		ORRICK, HERRINGTON & SUTCLIFFE LLP
One Vanderbilt Avenue
New York, NY 10017		By:	/s/ James N. Kramer
Tel: 212- 547-5400		James N. Kramer
akratenstein@mwe.com		The Orrick Building
eberman@mwe.com		405 Howard Street
ggriffith@mwe.com		San Francisco, CA 94105
Tel: 415-773-5700
Counsel for Defendants Joseph Chen, Oak Pacific Investment,		jkramer@orrick.com
Renren Lianhe Holdings, and Renren SF Holdings, Inc.
-and-

William J. Foley
51 West 52nd Street
New York, NY 10019
Tel: 212-506-5124
wfoley@orrick.com

Counsel for Defendant Social Finance, Inc.

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GOODWIN PROCTER LLP		MORRISON & FOERSTER LLP

By:	/s/ Adam Slutsky	By:	/s/ David R. Fertig
Adam Slutsky		David R. Fertig
100 Northern Avenue		Lauren M. Gambier
Boston, MA 02210		250 West 55th Street
Tel: 617-570-8243		New York, NY 10019
aslutsky@goodwinlaw.com		Tel: 212-468-8000
DFertig@mofo.com
Counsel for Defendants David K. Chao; DCM III, L.P.;		LGambier@mofo.com
DCM III-A, L.P.; DCM Affiliates Fund III, L.P.;
DCM Investment Management III, LLC
-and-
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
Andrew L. Meyer
By:	/s/ Christopher P. Malloy	Shin-Marunouchi Building
Christopher P. Malloy		5-1, Marunouchi 1-chome
One Manhattan West		Chiyoda-ku, Tokyo 100-6529
New York, NY 10001		Tel: +81 (3) 3214-6771
Tel: 212-735-3000		AMeyer@mofo.com
christopher.malloy@skadden.com
Counsel for Defendants SoftBank Group Corp.,
-and-		SoftBank Group Capital Limited, and SB Pan Pacific Corporation

KATTEN MUCHIN ROSENMAN LLP

By:	/s/ Eliot T. Burriss
Eliot T. Burriss
2121 North Pearl Street, Suite 1100
Dallas, TX 75201-25901
Tel: 214-9765-3659
eli.burriss@katten.com

Counsel for Nominal Defendant Renren, Inc.

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EXHIBIT A

SUPREME COURT OF THE STATE OF NEW YORK

COUNTY OF NEW YORK

x
	:	Index No. 653594/2018
:
IN RE RENREN, INC.	:	FINAL ORDER AND JUDGMENT
DERIVATIVE LITIGATION	:
	:	Hon. Andrew Borrok, J.S.C.
	:	IAS Part 53

x

WHEREAS, a consolidated shareholder derivative action is pending in this Court entitled In re Renren, Inc. Derivative Litigation, Index No. 653594/2018 (the “Action”);

WHEREAS, (a) plaintiffs Heng Ren Silk Road Investments LLC (“Heng Ren”), Oasis Investments II Master Fund Ltd. (“Oasis”), and Jodi Arama (“Arama”) (collectively, “Plaintiffs”), on behalf of themselves as well as derivatively in the right of and for the benefit of nominal defendant Renren, Inc (“Renren”) and (b) defendants Joseph Chen (“Chen”); David K. Chao (“Chao”), DCM III, L.P., DCM III-A, L.P., DCM Affiliates Fund III, L.P., and DCM Investment Management III, LLC (collectively, the “DCM Defendants”); Duff & Phelps, LLC (“Duff & Phelps”); Oak Pacific Investment (“OPI”); Social Finance, Inc. (“SoFi”); SoftBank Group Capital Limited (“SoftBank GCL”), SoftBank Group Corp. (“SoftBank Group”), and SB Pan Pacific Corporation (“SoftBank PPC” and collectively with SoftBank GCL and SoftBank Group, the “SoftBank Defendants”); Renren SF Holdings, Inc. (“Renren SF”); and Renren Lianhe Holdings (“Renren Lianhe”) (collectively, “Defendants,” which term does not include Renren) (each Plaintiff and each Defendant, as well as Renren, is a “Party,” and Plaintiffs, Renren, and Defendants are referred to collectively as the “Parties”), as well as Renren itself, have entered into a Stipulation of Settlement dated October 7, 2021 (the “Stipulation”), and an Amendment dated May [], 2022 (the “Amendment”), that together provide for a complete dismissal with prejudice of the claims asserted against the Defendants in the Action on the terms and conditions set forth in the Stipulation as amended by the Amendment, subject to the approval of this Court;

WHEREAS, following the parties’ execution and submission to the Court of the Stipulation, by Order dated October 18, 2021 (the “Scheduling Order”), this Court, among other things, (a) ordered that notice of the proposed settlement be provided to Renren Shareholders; (b) provided Renren Shareholders with the opportunity to object to the proposed Settlement; and (c) scheduled a hearing regarding final approval of the Settlement;

WHEREAS, the Court conducted an initial hearing on December 9, 2021 to consider, among other things, whether the proposed settlement on the terms and conditions provided for in the Stipulation was fair, reasonable and adequate to Plaintiffs, Renren, and Renren’s Shareholders, and should be approved by the Court;

WHEREAS, the Court, at that time, declined to approve the settlement as set forth in the Stipulation;

WHEREAS, on November 17, 2021, as contemplated by the Stipulation, Defendants filed an initial motion seeking the Requested Renren Shareholder Release, and, on December 21, 2021, the Court subsequently denied that motion without prejudice as moot;

WHEREAS, following the December 9, 2021 hearing, parties interested in this action, including Plaintiffs, submitted additional evidence and briefing on issues concerning, among other things, derivative standing and the right to recover in derivative actions;

WHEREAS, on April 15, 2022, Plaintiffs filed a motion to renew and/or reargue, again seeking approval of the Settlement set forth in the Stipulation;

WHEREAS, on May 13, 2022, Plaintiffs filed a revised application for an award of counsel fees and expenses;

WHEREAS, on May 20, 2022, Defendants filed a motion again seeking approval of the Requested Renren Shareholder Release;

WHEREAS, on May 27, 2022, Plaintiffs and Defendants, after additional negotiations, reached an agreement on certain modifications to the Stipulation, which modifications are set forth in the Amendment;

WHEREAS, on May 27, 2022, the Amendment was filed in the public docket with the Court;

WHEREAS, on May 27, 2022, the Amendment was published on the settlement website, maintained by Plaintiffs, renrensettlement.com;

WHEREAS, on June 9, 2022, the Court conducted a second settlement hearing (the “Settlement Hearing”) to consider, among other things, (a) whether the proposed settlement on the terms and conditions provided for in the Stipulation, as amended by the Amendment (the “Settlement”), is fair, reasonable and adequate to Plaintiffs, Renren, and Renren’s Shareholders, and should be approved by the Court; (b) whether all Released Claims should be dismissed with prejudice; (c) whether a judgment should be entered dismissing the Action with prejudice against the Defendants; (d) whether the application by Plaintiffs’ Counsel for an award of attorneys’ fees and reimbursement of litigation expenses should be approved and in what amount; and (e) whether to approve any Requested Renren Shareholder Release; and

WHEREAS, it appearing that due notice of the Settlement Hearing has been given; the Parties having appeared by their respective attorneys of record; the Court having heard and considered evidence in support of the proposed Settlement, the Requested Renren Shareholder Release and Plaintiffs’ Counsel’s request for an award of attorneys’ fees and reimbursement of litigation expenses; the attorneys for the respective Parties having been heard; an opportunity to be heard having been given to all other persons requesting to be heard in accordance with the Scheduling Order; the Court having determined that notice to Renren Shareholders was adequate and sufficient; and the entire matter of the proposed Settlement having been heard and considered by the Court;

NOW, THEREFORE, IT IS HEREBY ORDERED, ADJUDGED AND DECREED, this ___ day of _____________, 202__, as follows:

1.                  Definitions: Unless otherwise defined in this Judgment, the capitalized terms used herein shall have the same meaning as they have in the Stipulation, as amended by the Amendment.

2.                  Jurisdiction: The Court has jurisdiction over the subject matter of the Action, and all matters relating to the Settlement.

3.                  Incorporation of Settlement Documents: This Judgment incorporates, and makes a part hereof, the Stipulation filed with the Court on October 7, 2021, as amended by the Amendment, filed with the Court on May 27, 2022.

4.                  Derivative Action Properly Maintained; Adequacy of Plaintiffs and Plaintiffs’ Counsel: Based on the record in the Action, each of the provisions of New York Business Corporation Law § 626 has been satisfied and the Action has been properly maintained according to New York Business Corporation Law § 626. Plaintiffs and Plaintiffs’ Counsel have adequately represented the interests of Renren and its shareholders both in terms of litigating the Action and for purposes of entering into and implementing the Settlement.

5.                  Notice: The Court finds that the mailing and publication of the Notice, as well as the filing and posting of the Amendment, and the filing of Defendants’ second motion for approval of the Requested Renren Shareholder Release: (a) were implemented in accordance with the Scheduling Order; (b) constituted notice that was reasonably calculated, under the circumstances, to apprise Renren Shareholders of: (i) the pendency of the Action; (ii) the effect of the proposed Settlement (including the Releases to be provided thereunder); (iii) Plaintiffs’ Counsel’s application for an award of attorneys’ fees and reimbursement of litigation expenses; (iv) their right to object to the Settlement and/or Plaintiffs’ Counsel’s application for attorneys’ fees and litigation expenses; (v) the possibility of any Requested Renren Shareholder Release and their right to object thereto; and (vi) their right to appear at the Settlement Hearing; (c) constituted due, adequate and sufficient notice to all persons and entities entitled to receive notice of the proposed Settlement; and (d) satisfied the requirements of New York Business Corporation Law § 626, the United States Constitution (including the Due Process Clause), and all other applicable laws and rules.

6.                  Record Shareholders: Pursuant to the Notice, which was mailed on October 26, 2021, each Renren Shareholder owning Class A common shares and listed on the Register (“Record Shareholder(s)”) as of the Stipulation Date was provided notice of the number of shares recorded with the Register as of the Stipulation Date and was provided with thirty (30) days to dispute the accuracy of the Register. As of May 24, 2022, no disputes were filed and no disputes are presently pending.

7.                  Settlement Account: The Court finds that Defendants have satisfied their initial financial obligations under the Stipulation due to OPI Payors and Duff & Phelps paying or causing to be paid $300,000,000 on behalf of the Defendants and all Defendant Releasees to the Settlement Account. The OPI Payors have also paid or shall pay any required True Up to the Settlement Account, pursuant to the Stipulation, as amended by the Amendment. To the extent any open Record Shareholder disputes exist as referenced in paragraph 6 herein, the OPI Payors will be bound to make further True Up payments as necessary once any such disputes are resolved.

8.                  Final Settlement Approval and Dismissal of Claims: Pursuant to, and in accordance with, New York Business Corporation Law § 626, this Court hereby fully and finally approves the Settlement set forth in the Stipulation, as amended by the Amendment, in all respects (including, without limitation: the Settlement Amount and True Up, as applicable; the Releases, including the release of the Released Plaintiffs’ Claims as against the Defendant Releasees; the Corporate Governance Changes; and the dismissal with prejudice of the claims asserted against the settling Defendants in the Action), and finds that the Settlement is, in all respects, fair, reasonable and adequate to Plaintiffs, Renren, and Renren’s Shareholders. The Parties are directed to implement, perform, and consummate the Settlement in accordance with the terms and provisions contained in the Stipulation, as amended by the Amendment.

9.                    The Action and all of the claims asserted against the Defendants in the Action by Plaintiffs and Renren are hereby dismissed with prejudice. The Parties shall bear their own costs and expenses, except as otherwise expressly provided in the Stipulation, as amended by the Amendment.

10.                 The Stipulation and Order Regarding the Order of Attachment, entered by the Court on July 7, 2021, shall be terminated and be of no further force or effect upon the entry of this Judgment, and any funds being held in escrow pursuant to that Order shall be returned to OPI immediately following such entry. For the avoidance of doubt, the Order will be terminated and have no further effect, regardless of whether any appeals of this Judgment are taken and regardless of whether the Settlement becomes Final.

11.              Binding Effect: The terms of the Stipulation, as amended by the Amendment, and of this Judgment shall be forever binding on the Defendants, Renren, and Plaintiffs, as well as their respective successors and assigns.

12.              Releases: The Releases set forth in paragraph 16 of the Stipulation, together with the definitions contained in paragraph 1 of the Stipulation relating thereto, are expressly incorporated herein in all respects. The Releases are effective as of the Effective Date. Accordingly, this Court orders that:

(a)               Without further action by anyone, and subject to paragraph 11 above, upon the Effective Date, (i) Renren and Plaintiffs, on behalf of themselves, and their respective heirs, executors, administrators, predecessors, successors, and assigns, by operation of the Stipulation and this Judgment and to the fullest extent allowed by law, shall completely, fully, finally and forever release, relinquish, settle and discharge each and all of the Defendant Releasees and D&O Releasees from any and all of the Released Plaintiffs’ Claims, and shall forever be barred and enjoined from commencing, instituting or prosecuting any of the Released Plaintiffs’ Claims against any of the Defendant Releasees and D&O Releasee, (ii) Plaintiffs, on behalf of themselves, and their respective heirs, executors, administrators, predecessors, successors, and assigns, by operation of the Stipulation and this Judgment and to the fullest extent allowed by law, shall completely, fully, finally and forever release, relinquish, settle and discharge each and all of the Renren Releasees from any and all of the Released Plaintiffs’ Claims, and shall forever be barred and enjoined from commencing, instituting or prosecuting any of the Released Plaintiffs’ Claims against any of the Renren Releasees, and (iii) Renren by operation of the Stipulation and this Judgment and to the fullest extent allowed by law, shall completely, fully, finally and forever release, relinquish, settle and discharge each and all of the other Renren Releasees from any and all of the Released Plaintiffs’ Claims, and shall forever be barred and enjoined from commencing, instituting or prosecuting any of the Released Plaintiffs’ Claims against any of the other Renren Releasees.

(b)               Without further action by anyone, and subject to paragraph 11 above, upon the Effective Date of the Settlement, the Defendants, on behalf of themselves, and their respective heirs, executors, administrators, predecessors, successors, and assigns in their capacities as such only, by operation of the Stipulation and this Judgment and to the fullest extent allowed by law, shall completely, fully, finally and forever release, relinquish, settle and discharge each and all of the Plaintiffs, Plaintiffs’ Counsel, and Renren Releasees, but, for the sake of clarity, excluding any other Defendants except as expressly provided for herein or in any other agreement among such Defendants, from any and all of the Released Defendants’ Claims, and shall forever be barred and enjoined from commencing, instituting or prosecuting any of the Released Defendants’ Claims against any of the Plaintiffs, Plaintiffs’ Counsel and Renren Releasees, but, for the sake of clarity, excluding any other Defendants except as expressly provided for herein or in any other agreement among such Defendants.

(c)               Without further action by anyone, and subject to paragraph 11 above, upon the Effective Date of the Settlement, Duff & Phelps, on behalf of itself, and their respective heirs, executors, administrators, predecessors, successors, and assigns in their capacities as such only, by operation of the Stipulation and this Judgment and to the fullest extent allowed by law, shall completely, fully, finally and forever release, relinquish, settle and discharge each and all of the other Defendants, the Defendant Releasees, and Renren Releasees, from any and all claims, including Unknown Claims, that are based upon or relate to, directly or indirectly, the Action, including without limitation, any claims for indemnification relating to the Action or any claims relating to the Parties’ entry into this Settlement, and shall forever be barred and enjoined from commencing, instituting or prosecuting against the other Defendants any of the claims released pursuant to the Stipulation; provided, however, that such release shall not waive or release any claims, rights or remedies that Duff & Phelps may have (a) for indemnification, advancement, contribution or other relief under its engagement letter with Renren in respect of any unasserted shareholder claims not released pursuant to paragraph 16.a. of the Stipulation, or (b) pursuant to the Stipulation.

(d)               Without further action by anyone, and subject to paragraph 11 above, upon the Effective Date of the Settlement, each of the Defendants (other than Duff & Phelps) and Renren, on behalf of themselves, and their respective heirs, executors, administrators, predecessors, successors, and assigns in their capacities as such only, by operation of the Stipulation and this Judgment and to the fullest extent allowed by law, shall completely, fully, finally and forever release, relinquish, settle and discharge Duff & Phelps, and its current and former directors, officers, employees, agents, attorneys, representatives, principals, affiliates, subsidiaries, parents, divisions, members, partners, limited partners, former and current shareholders, predecessors, successors, assigns and insurers for any claims, including Unknown Claims, that are based upon or relate to, directly or indirectly, the Action, including without limitation, any claims relating to the Parties’ entry into this Settlement, and shall forever be barred and enjoined from commencing, instituting or prosecuting against Duff & Phelps any of the claims released pursuant to the Stipulation; provided, however, that such release shall not waive or release any claims, rights or remedies that Defendants other than Duff & Phelps and Renren may have pursuant to the Stipulation, as amended by the Amendment.

13.              Notwithstanding paragraphs 9 and 12 above, nothing in this Judgment shall bar any action by any of the Parties to enforce or effectuate the terms of the Stipulation, as amended by the Amendment, or this Judgment.

14.              Requested Renren Shareholder Release: As noted above, Defendants have filed a second motion requesting that the Court consider the Requested Renren Shareholder Release. Upon consideration of the motion of Defendants for the Requested Renren Shareholder Release, any objections thereto, and the arguments of counsel presented at the Settlement Hearing, the Court ___ grants ___ denies Defendants’ motion, and, accordingly, Renren Shareholders ___ are ___ are not deemed to have granted to the Defendant Releasees and other Renren Releasees the Requested Renren Shareholder Release, that is, the same release of the Released Plaintiffs’ Claims as against the Defendant Releasees and other Renren Releasees that the Plaintiffs are giving pursuant to the Stipulation, as amended by the Amendment, and this Final Order and Judgment. The Court’s approval or denial of the Requested Renren Shareholder Release is not a condition to this Judgment or the Stipulation or grounds for terminating the Stipulation, which is binding regardless of whether the Court has or has not approved Defendants’ motion.

15.              Settlement Account Distributions: The Administrator is authorized to distribute the Net Settlement Amount to Renren Shareholders other than Defendants and the D&O Releasees in accordance with the terms of the Stipulation, as amended by the Amendment, following the Record Date, as provided for in the Stipulation, as amended by the Amendment, and herein.

16.              The Administrator will transfer the portion of the Settlement Amount payable to Renren Shareholders who are Renren ADS holders as of the Record Date to CitiBank, or to the DTCC for further disbursement in accordance with Renren’s existing Deposit Agreement as soon as practicable after the Record Date. The Administrator will send all Record Shareholders as of the Record Date his, her or its pro-rata share of the Net Settlement Amount in accordance with the terms of Stipulation as soon as reasonably practical following the Record Date. However, no payment of less than $5 will be made to Renren Shareholders. Payments to Renren Shareholders will be distributed by check or wire payment.

17.              If, following the distribution of the Net Settlement Amount pursuant to this Stipulation, as amended by the Amendment, any Net Settlement Amount funds remain (whether by reason of the inability to locate shareholders, uncashed checks, or otherwise), the Administrator shall make reasonable and diligent efforts to locate and provide appropriate pro rata recoveries to Renren Shareholders who are entitled to participate in the distribution of the Net Settlement Amount.  Thereafter, the Administrator shall retain in the Settlement Account any remaining funds for a period of ten (10) years unless otherwise directed by the Court to release funds sooner. Upon the expiration of the ten (10) year period or further order from the Court, the Administrator shall disburse, in an equitable and economic manner (except that supplemental distributions that result in payments less that $5 will not be paid) any funds then remaining in the Settlement Account to Renren Shareholders who are entitled to participate in the distribution of the Net Settlement Amount.  Any portion of the Net Settlement Amount still not, by that point, distributed or re-distributed to Renren Shareholders shall be paid to Renren.

18.              This Final Order and Judgment shall be deemed final and conclusive against all Renren Shareholders as it relates to payments made pursuant to this Final Order and Judgment. No Renren Shareholder will have any claim against Plaintiffs, Plaintiffs’ Counsel, Defendants, the Released Parties, the Administrator, or any of their counsel, based on the distributions made substantially in accordance with this Final Order and Judgment.

19.              The Administrator estimates that the administrative fees and expenses will be approximately $166,500. These estimated fees and expenses will be withheld from the initial distribution of the Net Settlement Amount, and shall be paid to the Administrator from the Settlement Account when such fees and expenses are incurred.

20.              Any additional incurred administrative fees and expenses in aggregate amount not to exceed $25,000 shall be paid from the Settlement Account to the Administrator upon approval by Plaintiffs’ Counsel. Any additional incurred administrative fees and expenses in aggregate equal to or greater than $25,001 shall be paid from the Settlement Account to the Administrator only upon Court approval.

21.              The Administrator is authorized to destroy paper copies of all supporting documentation one year after all funds in the Settlement Account have been distributed.

22.              No Defendant will have any responsibility or liability for the administration of this Settlement, or the allocation or distribution of the Settlement Account.

23.              No Admissions: Neither this Judgment, the Stipulation, including the exhibits thereto, its Amendment, nor any act or omission in connection therewith is intended or shall be deemed to be a presumption, concession or admission by: (i) any of the Defendants or any of the other Defendant Releasees as to the validity of any claims, defenses, other issues raised, or which might be or have been raised, in the Action or in any other litigation, or to be evidence of or constitute an admission of wrongdoing or liability by any of them, and each of them expressly denies such wrongdoing or liability; or (ii) Plaintiffs as to the infirmity of any claim or the validity of any defense, or that damages in the Action would not have exceeded the Net Settlement Amount. The existence of this Judgment or of the Stipulation or the Amendment, their contents or any negotiations, statements, or proceedings in connection therewith, shall not be offered or admitted in evidence or referred to, interpreted, construed, invoked, or otherwise used by any Person for any purpose in the Action or otherwise, except as may be necessary to effectuate the Settlement. This provision shall remain in force in the event that the Settlement is terminated for any reason whatsoever. Notwithstanding the foregoing, the Stipulation, as amended by the Amendment, or this Judgment may be introduced in any proceeding, whether in the Court or otherwise, in order to support any and all defenses or counterclaims based on res judicata, collateral estoppel, good-faith settlement, judgment bar or reduction or any other theory of claim preclusion or issue preclusion or similar defense or counterclaim or otherwise to consummate or enforce the Settlement and/or Judgment.

24.              Award of Attorneys’ Fees and Expenses: Plaintiffs’ Counsel are hereby awarded attorneys’ fees in the amount of _____% of the Settlement Amount and expenses in the amount of $_____________, which fees and expenses shall be paid from the Settlement Account and which sums the Court finds to be fair and reasonable. The Court-awarded attorneys’ fees and expenses shall be paid to Plaintiffs’ Counsel in accordance with the terms of the Stipulation, as amended by the Amendment.

25.              No proceedings or court order with respect to the award of attorneys’ fees and expenses to Plaintiffs’ Counsel shall in any way disturb or affect this Judgment (including precluding this Judgment from being Final or otherwise being entitled to preclusive effect), and any such proceedings or court order shall be considered separate from this Judgment.

26.              Retention of Jurisdiction: Without affecting the finality of this Judgment in any way, this Court retains continuing and exclusive jurisdiction over the Parties for purposes of the administration, interpretation, implementation, and enforcement of the Settlement.

27.              Modification of the Stipulation: Without further approval from the Court, Plaintiffs and the Defendants are hereby authorized to agree to and adopt such further amendments or modifications of the Stipulation, as amended by the Amendment, or any exhibits attached thereto to effectuate the Settlement that: (a) are not materially inconsistent with this Judgment; and (b) do not materially limit the rights of the Parties, Renren or Renren Shareholders in connection with the Settlement. Without further order of the Court, Plaintiffs and the Defendants may agree to reasonable extensions of time to carry out any provisions of the Settlement.

28.              Termination of Settlement: If the Settlement is terminated as provided in the Stipulation, this Judgment shall be vacated, rendered null and void and be of no further force and effect, except as otherwise provided by the Stipulation, as amended by the Amendment, and this Judgment shall be without prejudice to the rights of Plaintiffs, all other Renren Shareholders, Renren, and the Defendants, and the Parties shall be restored to their respective positions in the Action immediately prior to the execution of the Stipulation.

29.              Entry of Final Judgment: There is no just reason to delay the entry of this Judgment as a final judgment in the Action. Accordingly, the Clerk of the Supreme Court of the State of New York, County of New York, is expressly directed to immediately enter this final judgment in the Action.

Hon. Andrew Borrok, J.S.C.

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